Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, February 9, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins, Floor 12

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 of the Securities Market Law, and in the General Rule No. 30, duly authorized by the Board as of today, I inform the Financial Market Commission of the following as material facts of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”):

•	As informed, LATAM Airlines started a reorganization process in the United States of America according to the rules established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary petition for relief in accordance with the same (the “Chapter 11 Procedure”).

•	LATAM has to prepare and deliver a Monthly Operating Report (“MOR”), as part of the reporting obligations it has to comply with under the Chapter 11 Procedure.

•	Considering the abovementioned, we hereby make available for your Commission and for the market the MOR corresponding to the month of December 2020, dated as of today, included in the following link https://www.latamreorganizacion.com/en/publications/.

•	This MOR does not replace in any way the financial information that the Company provides regularly according the securities law or the applicable regulation and has been prepared for the sole purpose to comply with the obligations under the Chapter 11 Procedure.

In consequence and without prejudice of the limitations detailed in the MOR, we state that the information contained in this report, solely prepared for complying with obligations under the Chapter 11 Procedure, has not been audited, has a limited scope and covers a limited period of time for it is subject to material changes as the quarter advances along with the regulatory processes of the quarterly financial statement’s preparation, included the limited revision by the external auditors, when applicable.

Sincerely yours,

Ramiro Alfonsín B.

CFO

LATAM Airlines Group S.A.